Exhibit 4.2 to Gentex Corporation Form 10-K

Description of Registrant's Securities Registered
Pursuant to Section 12 of the
Securities Exchange Act of 1934, as amended

As of December 31, 2019, Gentex Corporation had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $.06 per share ("Common Stock").

Description of Common Stock

The following description of Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Gentex Corporation Restated Articles of Incorporation and Amended and Restated Bylaws, each of which are incorporated by reference as an exhibit to Form 10-K of which this Exhibit 4.2 is a part.

Authorized Capital Stock

The total number of shares of all classes of stock which Gentex Corporation has the authority to issue is 405,000,000 shares, consisting of 400,000,000 shares of Common Stock, par value $.06, and 5,000,000 shares of Preferred Stock, no par value. The authorized shares of Common Stock are all one class with equal voting power and each such share is equal to every other such share.

Voting Rights

Holders of Common Stock are entitled to one (1) vote for each share, including with respect to election of directors. Common Stock does not have cumulative voting rights.

Dividend Rights

Holders of Common Stock are entitled to receive dividends if and when the Board of Directors, in its discretion, from time to time, declares and makes a distribution to shareholders out of assets legally available in respect of the outstanding Common Stock.

Liquidation Rights

Holders of Common Stock will share ratably in all assets legally available for distribution to shareholders in the event of a dissolution.

Other Rights and Preferences

Common Stock has no redemption, preemptive, conversion, or exchange rights.

Listing

Common Stock is traded on the NASDAQ Global Select Market under the trading symbol "GNTX."